Annual Report

Cover Page

Name of issuer:

Ex Files Productions, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: CA

Date of organization: 2/5/2021

Physical address of issuer:

6210 Roy Street
Los Angeles CA 90042

Website of issuer:

https://www.dropoutmovie.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$33,631.51	$0.00
Cash & Cash Equivalents:	$33,631.51	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$2,000.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$800.00	$0.00
Net Income:	($409,297.65)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Ex Files Productions, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Meryl Branch-McTiernan	Writer	Self	2021
Tyrrell Shaffner	Filmmaker	Self	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Meryl Branch-McTiernan	CEO	2021
Tyrrell Shaffner	CEO	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Meryl Branch-McTiernan	Membership Interests	50.0
Tyrrell Shaffner	Membership Interests	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

As we've seen this year, unforeseen circumstances can present physical and logistical challenges to filmmaking, which depends on many people gathering in unison. Unexpected weather and other sudden events can impede the progress of a production.

Taste is subjective and filmmaking is an extremely competitive business. It's possible that audiences will not appreciate the film, and it will fail to gain traction, critical attention, or acceptance at festivals.

In today's climate, the character and public personas of our actors and filmmaking team will be subject to intense scrutiny. We are very aware of this, and will be thoroughly vetting our cast and crew. Still, there is no guarantee that our choices will be embraced by the public at large, which we have no ability to control.

Film distribution models are ever changing. We have our finger on the pulse, and plan to release this film using the best proven pathways that are available to us. Unexpected disruptions to the way movies are distributed are always possible. Although the Company intends to assign and/or sell the film to a distributor or distribute the film and exploit its rights in various ancillary markets through industry standard methods, there can be no assurance that these efforts will be successful or that the Company will assign and/or sell the rights to a distributor or otherwise successfully distribute and/or otherwise exploit the film in various ancillary markets.

Technology plays a crucial role in filmmaking. We will use best practices to safeguard and back up all footage, an unforeseen technological failure could hinder the creation of the film.

If there is an influx of films that are similar in tone, voice, style, or story, the marketplace could become oversaturated, hindering the film's ability to make a splash in the marketplace. The film is targeted at moviegoers and videodisc purchasers and renters, as well as digital platforms, cable, satellite and standard television viewers. This is an extremely competitive market. Many motion pictures are released during a given year. Many utilize the strength of studios and large companies with far greater resources in talent, production, marketing and distribution than the Company possesses. The Company shall also be competing against other smaller production companies with financing that may be greater than that sought herein.

The Company is a newly organized entity and therefore has no history of operations or earnings. This Company is being created for the sole purpose of developing and producing one motion picture to be sold or assigned to a distributor or self- distributed and exploited in various ancillary markets. Once all revenue has been received and all distributions made, the Company will cease to exist.

The motion picture industry is highly speculative and risky. Many motion pictures commence development and production but are unable to complete the same due to lack of funding or overages. Many motion pictures that are developed for presentation to a distributor for sale or assignment are not "picked up" (sold or assigned) nor actually distributed even if "picked up." Many motion pictures that are targeted for theatrical release may only obtain direct-to-digital platforms or direct-to-cable release. Many motion pictures fail to obtain any release at all. The investors should be prepared to lose their investment as part of the risk of this venture.

Particularly as developed and produced by independent filmmakers, each motion picture is a separate business venture with its own management, employees and equipment and its own budgetary requirements. There are substantial risks associated with film development and production, including death or disability of key personnel, strikes/labor disputes, other factors causing delays, destruction or malfunction of sets or equipment, the inability of personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the films themselves. Significant difficulties such as these may materially increase the cost of development or production or may cause the entire project to be abandoned, resulting in a total loss of investment to the investors.

The ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its development, production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

The development, production or distribution of a motion picture may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the development, production or distribution of the film, including funds expended in connection with the development and packaging of the screenplay and pre-production or production of the film.

The costs of developing and producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and/or artistic personnel, artistic requirements, strikes/labor disputes, governmental regulations, equipment breakdowns and other production disruptions. While the Company intends to engage development and production personnel who have demonstrated an ability to complete their assigned responsibilities within the assigned budget, the risk of a motion picture running over budget is always significant and may have a substantial adverse impact on the profitability of the film.

The development, production and distribution of a motion picture involves the passage of a significant amount of time. Development may extend for months. Pre-production on a motion picture may extend for two or three months or more. Principal photography may extend for several weeks or more. Post production may extend from three to four months or more. Distribution and exhibition of motion pictures generally and of the Company's film, specifically, may continue for years before Company gross revenues or distributable cash may be generated, if at all.

The entertainment business in general, and the motion picture business in particular, are undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded pay and basic cable television, syndicated television, videocassettes, video discs, video games, the Internet, the worldwide web, other forms of electronic transmission to smart phones and other similar devices. During the last several years, revenues from licensing a motion picture to network television have decreased (and fewer motion pictures are now being licensed for any price to network television), while revenues from streaming have increased relative to network. It is impossible to accurately predict the effect that these and other new technological developments may have on the motion picture distribution industry.

With the COVID-19 epidemic, film production safety guidelines are still being developed and refined. Even following the strictest guidelines to ensure our cast and crew's safety, it is still possible for the virus to affect our production scheduling and budget.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Meryl Branch-McTiernan and Tyrrell Shaffner are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
This is an LLC with no issued units.			

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2021	Section 4(a)(2)	Revenue Share	$270,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

A sexy reimagining of "The Graduate" told from a female point of view.

The idea was initially sparked by the true story of one of our exes who had an affair with his girlfriend's mother. Upon hearing his story, we thought of "The Graduate," one of our favorite classic movies. It made us wonder, "Who was Mrs. Robinson? And how did she become who she was?" After many discussions, the idea for "The Dropout" was born.

The company was formed in order to produce this film.

We hope that our film will be completed, distributed, and available for audiences to enjoy through cable and streaming services across the nation and beyond, and generating consistent profits for our investors.

Milestones

Ex Files Productions, LLC was incorporated in the State of California in February 2021.

Since then, we have:

- Director/writer has created content for Lionsgate, Hallmark, Google, 20th Century Fox, and more.

- Script placed in top 5% of Academy Nicholl Screenplay entries in 2019 and 2020 out of 15,000 others.

- Award-winning team with proven track record, who has won awards at Oscar-qualifying film festivals.

- Davi Santos, of CBS' "Tell Me a Story," is attached to play the romantic love interest.

- Diverse cast and crew. Juicy lead role for an actress in her late 40s/early 50s.

- We have relationships with distributors and festivals, so we'll find a home for our finished film.

- Growing appetite for sexually provocative content from a female perspective, proven by "Bridgerton."

- Shot the film in June/July of 2022 with actress Dina Meyer in the lead role.

- Picture locked the film in editorial in January 2023.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in February 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $2,000 compared to the year ended December 31, 2021, when the Company had revenues of $0. Our gross margin was 100.0% in fiscal year 2022, compared to % in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $33,631.51, including $33,631.51 in cash. As of December 31, 2021, the Company had $0 in total assets, including $0 in cash.

- *Net Loss*. The Company has had net losses of $409,297.65 and net income of $0 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $0 for the fiscal year ended December 31, 2022 and $0 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $270,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Ex Files LLC cash in hand is $25,671.14, as of April 2023. Over the last three months, revenues have averaged $2,500/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month. Our intent is to be profitable in 18 months.

In the next 3-6 months, we will start to premiere at film festivals with the goal to get interest in the film for distribution, aiming for a holiday release in 2023.

Producer Meryl Branch-McTiernan received a $50k grant from the Mayor's Office of New York to help finish the film in anticipation of the premiere this summer, which has helped significantly with post and distribution costs.

We aim to be profitable when we make a sale to our film via a minimum guarantee to a streamer. All projections in the above narrative are forward-looking and not

guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Tyrrell Shaffner, certify that:

(1) the financial statements of Ex Files Productions, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Ex Files Productions, LLC included in this Form reflects accurately the information reported on the tax return for Ex Files Productions, LLC filed for the most recently completed fiscal year.

Tyrrell Shaffner
Filmmaker

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.dropoutmovie.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Meryl Branch-McTiernan
- Tyrrell Shaffner

Appendix E: Supporting Documents

- Operating_Agreement_Ex_Files_4.28.21_v2.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird The Dropout Funders Agreement 11.10.21
- The Dropout Funders Agreement 11.10.21

Appendix C: Financial Statements

- Financials 1

Financials 2
Appendix D: Director & Officer Work History

Meryl Branch-McTiernan

Tyrrell Shaffner

Appendix E: Supporting Documents

Operating_Agreement_Ex_Files_4.28.21_v2.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ex Files Productions, LLC

By

Tyrrell Shaffner
_____
Writer/Director/Producer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Meryl Branch-McTiernan
_____
Writer/Producer
5/3/2023

Tyrrell Shaffner
_____
Writer/Director/Producer
5/3/2023

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.